Exhibit 99.2

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET
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Click on Proxy Voter Login and log on using the below control number. Voting will be open until 11:59 p.m., Eastern Time, October 13, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

ATTEND THE MEETING
If you would like to attend the Extraordinary General Meeting to be held in-person at at Blk 1090 Lower Delta Road #06-10, Singapore 169201, and via live webcast, on October 15, 2026, at 9:00 p.m., Local Time (9 a.m., October 15, 2026 Eastern Time), please register via the URL below:
https://meeting.vstocktransfer.com/CUPRINAOCT26

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders - Cuprina Holdings (Cayman) Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL LISTED PROPOSALS.

	FOR	AGAINST	ABSTAIN
1.To consider and approve that the authorised share capital of the Company be increased: FROM: US$100,000 divided into 12,500,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 6,250,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 6,250,000 Class B Ordinary Shares of nominal or par value US$0.008 each, TO: US$10,000,000 divided into 1,250,000,000 Ordinary Shares of nominal or par value US$0.008 each, comprising (a) 625,000,000 Class A Ordinary Shares of nominal or par value US$0.008 each and (b) 625,000,000 Class B Ordinary Shares of nominal or par value US$0.008 each (the "Increase of Authorised Share Capital" and such proposal, the "Increase of Authorised Share Capital Proposal").	☐	☐	☐
2. To consider and approve that, immediately following the Increase of Authorised Share Capital, the Third Amended and Restated Memorandum and Articles of Association be adopted in the form attached to the proxy statement (or, if the Increase of Authorised Share Capital is not approved, in substantially the same form but without the amendments reflecting the Increase of Authorised Share Capital), in substitution for and to the exclusion of, the existing Second Amended and Restated Memorandum and Articles of Association of the Company to reflect, among others, (i) the Increase of Authorised Share Capital (if approved) and (ii) the lower threshold for ordinary resolutions in writing to be signed by members holding a simple majority of the total voting rights of the issued shares entitled to vote at a general meeting of the Company on such resolution (the "MAA Amendment" and such proposal, the "MAA Amendment Proposal").	☐	☐	☐
3. To consider and approve to direct the chairman of the extraordinary general meeting to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the meeting, there are insufficient votes to approve Proposals 1 and 2 above (the "Adjournment Proposal").	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or postponement of the meeting.

Date	**Signature**	**Signature, if held jointly**
______________	______________	______________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999

CUPRINA HOLDINGS (CAYMAN) LIMITED
Extraordinary General Meeting of Shareholders
October 15, 2026

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints David Quek Yong Qi as proxy with full power of substitution, to represent and to vote as set forth herein all the Class A Ordinary Shares of Cuprina Holdings (Cayman) Limited which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders and any adjournments or postponements thereof, as designated below.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the Proposals.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Cuprina Holdings (Cayman) Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer:

Email Address:____________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE
(Continued and to be signed on Reverse Side)